
Agricore
United


05008864


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH. D.C.
192
SECTION

June 9, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Agricore United

SUPPL

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - June 9, 2005 - (Press Release – Agricore United: Initial Recovery Across Business Segments)
   - June 9, 2005 - (MD&A – Second Quarter Report for the Quarter Ended April 30, 2005)
   - June 9, 2005 - (Press Release - Agricore United Declares Quarterly Dividend)
   - June 9, 2005 – (Certification of Interim Filing signed by – Brian Hayward, CEO)
   - June 9, 2005 – (Certification of Interim Filing signed by – Peter Cox, CFO)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



AGRICORE UNITED: INITIAL RECOVERY ACROSS BUSINESS SEGMENTS

June 9, 2005 (Winnipeg) – Agricore United announced today that its operating performance for fiscal 2005 has materially improved across all business segments. This positive momentum has also contributed to a material improvement in the Company's balance sheet.

Agricore United's sales of crop nutrients, crop protection products and seed increased by $35 million to $192 million for the six months ended April 30, 2005, compared to the same period last year, and have continued to exceed prior year results to the end of May 2005. Grain shipments and livestock services sales also saw an increase for the six months ending April 30, 2005 with Agricore United handling 4.9 million tonnes, or 35 percent of industry grain shipments. In addition, the average margin per tonne on grain increased to $20.46 for the quarter compared to $18.78 per tonne for the same period last year.

Seed sales increased 18 percent to $37 million in the quarter, accounting for about 98 percent of seed sales during the first six months of the current year. Fertilizer tonnes sold in the latest quarter increased 20 percent over 2004. Average margins were consistent with the prior year.

Feed sales increased by 53,000 tonnes to 497,000 tonnes for the latest six months. As a result of increased tonnes sold and a 5 percent higher margin of $45 per tonne, gross profit from feed tonnes sold improved for the six months by $3 million to $22 million, reflecting the continued resiliency of the western Canadian livestock market. Profits from the Company's interest in The Puratone Corporation and its other livestock interests also improved significantly in the quarter and six months.

"A recent favourable ruling concerning hog duties, increasing slaughter capacity in Canada and improved access to world markets have helped the livestock industry and a similar favourable ruling from NAFTA concerning U.S. duties on Canadian wheat will hopefully assist the grain sector as well," said Brian Hayward, Chief Executive Officer. "An early start to the western Canadian growing season, good moisture levels and advanced seeding in Alberta and Saskatchewan improved the most recent quarter's results and bodes well for the balance of the growing season assuming sunny days ahead."

The balance sheet also improved substantially with overall funded debt decreasing $117 million to $580 million. The Company's weighted average trailing twelve-month leverage ratio based on net funded debt to capitalization improved from 46.3% last year to 43.2% at April 30, 2005. At the same time, the Company's unused short-term borrowing capacity increased $164 million to $198 million at April 30, 2005.

The Company's earnings before interest, taxes, depreciation and amortization for the six months increased $4.5 million to $18.3 million. Agricore United incurred a loss of $5.4 million ($0.13 per share) for the quarter compared to a loss of $17.7 million ($0.40 per share) for the same quarter last year. Operating General and Administrative (OG&A) expenses declined $1.8 million in the quarter, due to one time recoveries of $700,000 in hog duties and recoveries of provincial capital taxes and property taxes on port terminals in Thunder Bay. Cash flow provided by operations of $6.7 million for the quarter ($0.14 per share) improved by $17.6 million or $0.39 per share over the same period last year.

"Throughout all divisions of the company we are seeing positive trends in earnings and cash flow," said Hayward. "We continue to successfully manage those aspects of our business which we can directly control – namely margin, market share and costs."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

SEC File No. 82-34725

SECOND QUARTER
REPORT FOR THE QUARTER ENDED APRIL 30, 2005

Q2 Highlights



- **Improved Grain Handling Margin per Tonne** – The Company's grain handling volume for the six months ended April 30, 2005 increased by 157,000 tonnes (or 3.3%) compared with an increase in industry shipments of 543,000 tonnes (or 4%). The average margin per tonne increased to $20.46 per tonne for the quarter and $20.66 per tonne for the six months compared to $18.78 per tonne and $19.62 per tonne for the same periods last year, respectively.

- **Higher Crop Nutrient Sales and Margin** – Crop Production Services ("CPS") sales of crop nutrients, crop protection products and seed increased $34.9 million (or 22%) to $191.6 million for the latest six months, excluding a $23.7 million (or 27%) increase in deferred sales revenue (prepaid sales not yet delivered) to $110.3 million at April 30, 2005.

- **Higher Feed Tonne Sales and Margin** – The Company's feed sales increased by 53,000 tonnes (or 12%) for the six months to 497,000 tonnes while the average margin increased to $44.90 per tonne from $42.86 per tonne for the same period last year. Gross profit and net revenue from services for non-feed business increased $2.8 million to $5.9 million for the same six-month period.

- **Operating, General & Administrative ("OG&A") Expenses** – OG&A expenses for the quarter declined $1.8 million due to one-time recoveries of $707,000 in hog duties paid in prior quarters and recoveries of provincial capital taxes as well as property taxes on port terminals in Thunder Bay. OG&A expenses for the six months increased $10.8 million over last year.

- **Higher EBITDA and EBIT** [1] – EBITDA for the six months increased $4.5 million to $18.3 million and EBIT increased $5.5 million over the same period.

- **Improved Net Earnings** – The loss of $5.4 million (or $0.13 basic and diluted loss per share) for the quarter and the loss of $24.9 million ($0.56 basic and diluted loss per share) for the six months improved over a loss of $17.7 million ($0.40 basic and diluted loss per share) and a loss of $31.3 million ($0.70 basic and diluted loss per share) for the same periods last year, respectively.

- **Improved Cash Flow from Operations** – Cash flow provided by operations of $6.7 million ($0.14 per share) for the quarter and cash flow used in operations of $8.4 million ($0.20 loss per share) for the six months improved by $17.6 million ($0.39 per share) and $7.3 million ($0.16 per share) over the same periods last year, respectively.

- **Improved Liquidity** – The Company's available uncommitted short-term revolving facility at April 30, 2005 increased by $163.8 million to $197.5 million although the current ratio at April 30, 2005 declined to 1.10 to 1 from 1.14 to 1 at the same date last year.

---

[1] *Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.*

June 9, 2005



Consolidated Financial Results

The following Management's Discussion and Analysis ("MD&A") as at June 9, 2005 is based on the accompanying financial information that has been prepared using Canadian GAAP. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

Crop Production Services

Sales of crop nutrients, crop protection products and seed increased by $34.9 million to $191.6 million for the six months ended April 30, 2005 compared to the same period in 2004, due in part to an earlier start to the growing season in many parts of western Canada. Fertilizer tonnes sold in the latest quarter and six month period increased 19.9% and 12.7%, respectively, over 2004. Seed sales increased 18.2% to $37.3 million in the latest quarter and accounted for about 98% of seed sales during the first six months of the current year consistent with the same quarter ended April 30, 2004. About 35% to 40% of annual seed sales typically occur in this quarter and about 85% of crop protection product sales normally occur in the quarter ending July 31. Consequently, sales of crop protection products for the six months ended April 30, 2005 were relatively modest and comparable to the same period last year.

While the Company does not record sales until products are delivered or services are rendered to customers, deferred sales revenue (prepaid sales not yet delivered) amounted to $110.3 million at April 30, 2005 compared to $86.6 million at April 30, 2004. This $23.7 million increase in deferred sales as well as the increase in recorded sales resulted from both fertilizer sales delayed from the quarter ended October 31, 2004 (due to a late harvest and unfavourable weather) and producers purchasing seed earlier than in 2004 (due to more favourable weather conditions). Other sales and revenue from services for the six months decreased by $702,000 from last year due primarily to lower interest revenue earned and crop protection product rebates carried forward from the prior year, offset by higher agri-services revenue (agronomy, custom application and fertilizer application services) related to higher underlying crop inputs sales activity.

In accordance with its existing accounting policy, the Company defers the recognition of gross profit from inter-company sales until product is sold to a third party. During the first quarter of 2005, the Company modified its estimate of deferred gross profits on fertilizer products sold by its subsidiary, Westco, to the Company and still held by the Company pending sale to third parties. This change in estimate increased deferred gross profit from Westco by $3.3 million for the six months ended April 30, 2005 to $9 million, reducing gross profit and net revenue from services for the six months to $46 million, or $221,000 higher than the same period last year. Since the sale of fertilizer to third parties is substantively complete by the Company's third quarter ending July 31, as existing prepaid sales and future sales of fertilizer are completed, the effect of the change in estimate decreased the recognition of gross profit in the first quarter, increased the recognition in the Company's second quarter and will increase recognition in the third quarter by approximately offsetting amounts.

In accordance with GAAP, this change in accounting estimate has been applied on a prospective basis commencing with the quarter ended January 31, 2005, without restating prior periods. However, in order to provide comparative information using the same basis of estimation, the following table summarizes the pro forma[2] effect only of this change in accounting estimate on fiscal 2004 earnings.

[2] *The pro forma adjustments and financial information (which adjustments have been applied and which financial information has been presented on a non-GAAP basis) have been provided to assist investors in comparing results between periods after giving effect to the Company's modification of its estimate of deferred gross profits on fertilizer products sold by its subsidiary, Westco. The 2004 financial results for the Company have been adjusted on a pro forma basis to show the Company's financial results as if the modification of its estimate of deferred gross profits, applied prospectively in accordance with GAAP beginning in 2005, had been applied in fiscal 2004.*



Pro forma Financial Information
For the 2004 quarters ended (in thousands)
(Unaudited)

Increase (decrease) in Gross Profit, EBITDA, EBIT	January 31	April 30	July 31	October 31
Quarter-to-date	$ (10,316)	$ 2,054	$ 7,824	$ 1,070
Year-to-date	(10,316)	(8,262)	(438)	632

Had the Company's current estimation procedure been applied in fiscal 2004, gross profit for the six months ended April 30, 2004 would have decreased by $8.3 million, although the quarter ended April 30, 2004 would have increased by $2.1 million with a further increase of $7.8 million in the third quarter of fiscal 2004. The impact of applying the change in estimate to fiscal 2004, while not material, would be to understate gross profit, EBITDA, EBIT and pre-tax earnings for fiscal 2004 by $632,000.

Crop Production Services
For the periods ended April 30 (in thousands)
(Unaudited)

	Second Quarter **2005**	*Second Quarter* 2004	*Six Months* **2005**	*Six Months* 2004	*Change in Estimate*	*Pro forma 2004*
Gross profit and net revenue from services	$ **32,693**	$ 24,813	$ **45,961**	$ 45,740	$ (8,262)	$ 37,478
Operating, general and administrative expenses	**(24,811)**	(26,341)	**(50,263)**	(48,304)	-	(48,304)
EBITDA	**7,882**	(1,528)	**(4,302)**	(2,564)	(8,262)	(10,826)
Depreciation and amortization	**(5,100)**	(5,231)	**(9,966)**	(10,221)	-	(10,221)
EBIT	$ **2,782**	$ (6,759)	$ **(14,268)**	$ (12,785)	$ (8,262)	$ (21,047)
Operating Highlights						
Seed, Crop Nutrition, Crop Protection & Other Sales	$ **121,562**	$ 99,516	$ **191,642**	$ 156,792	$ -	$ 156,792
Margin *(% of Sales)*	**26.9%**	24.9%	**24.0%**	29.2%		23.9%

Gross profit and net revenue from services for the six months ended April 30, 2005 increased $8.5 million compared to the pro forma results for the same period last year, including a $1.8 million one-time recovery related to the operations of Canadian Fertilizers Limited (a joint venture investment of the Company's investee, Westco). The average crop nutrition retail margin per tonne (excluding Westco) for the latest six months improved 3.7% over 2004. The Company also realized higher gross profit on fertilizer sales from its proportionate share in Westco. Seed and crop protection product gross profit increased based on higher underlying sales. Other net revenue decreased modestly in the quarter, associated with lower interest revenue and crop protection product rebates carried forward from the prior year, offset by improved agri-services net revenue.

CPS OG&A expenses of $24.8 million for the latest quarter decreased $1.5 million (or 5.8%) from 2004, due to a combination of lower country operations costs, lower advertising and promotions expenses and lower costs associated with the Company's consolidated share of Westco OG&A expenses. For the six months to April 30, 2005, CPS OG&A expenses of $50.3 million increased by $2 million, comprised of a $744,000 increase in advertising and promotion costs (associated with an advanced marketing campaign in the current year), a $447,000 increase in the Company's consolidated share of Westco OG&A expenses (largely reflecting costs associated with Westco's adoption of the CICA accounting policy change concerning asset retirement obligations), a $394,000 increase related to advanced seed germination testing and varietal seed development costs, and an $845,000 increase in payroll costs.

As a result, compared to the pro forma results of the prior year, CPS EBITDA loss improved by $6.5 million to a loss of $4.3 million for the six months ended April 30, 2005. A $255,000 reduction in depreciation and amortization expenses contributed to an EBIT loss of $14.3 million, $1.5 million higher than the $12.8 million EBIT loss reported for the same six-month period last year, but $6.8 million better than the pro forma loss for the same period.

Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of 14.2 million tonnes of the six major grains (wheat, barley, oats, canola, flax, peas) for the six months ended April 30, 2005, an increase of



543,000 tonnes (or 4%) over 2004. Agricore United shipped 4.9 million tonnes of grain in the same six months, an increase of 157,000 tonnes (or 3.3%) over 2004. The increase in Company shipments was entirely in Canadian Wheat Board ("CWB") grains. The ratio of Company to industry grain shipments of 34.5% for the six months was largely unchanged from the same period last year and from the Company's fiscal year ended October 31, 2004.

The Company handled 2.5 million tonnes of grain through its port terminals in Vancouver and Thunder Bay during the six months ended April 30, 2005 (2004 – 2.3 million tonnes) representing an increase of 227,000 tonnes (or 9.9%). The Company's ratio of terminal handle to the Company's grain shipments of 51.3% for the six months increased 3.2% over the same period in 2004. The ratio of Company terminal handle to industry receipts of 35% for the latest six months increased modestly from 34.7% last year.

Grain Handling

For the periods ended April 30 (in thousands)	*Second Quarter*		*Six Months*	
(Unaudited)	**2005**	2004	**2005**	2004
Gross profit and net revenue from services	**$ 49,300**	$ 46,601	**$ 101,192**	$ 93,060
Operating, general and administrative expenses	**(34,876)**	(36,142)	**(73,307)**	(66,891)
EBITDA	**14,424**	10,459	**27,885**	26,169
Depreciation and amortization	**(7,539)**	(7,969)	**(15,314)**	(15,941)
EBIT	**$ 6,885**	$ 2,490	**$ 12,571**	$ 10,228
Operating Highlights				
Industry shipments *(tonnes)*	**7,046**	6,837	**14,204**	13,661
Grain shipments - country elevators *(tonnes)*	**2,410**	2,481	**4,899**	4,742
Terminal Handle *(tonnes)*	**1,129**	1,102	**2,510**	2,283
Market share *(%)*	**34.2%**	36.3%	**34.5%**	34.7%
Margin *($ per grain tonne shipped)*	**$ 20.46**	$ 18.78	**$ 20.66**	$ 19.62

Grain Handling gross profit and net revenue from services of $49.3 million ($20.46 per tonne) for the latest quarter increased $2.7 million from $46.6 million ($18.78 per tonne) in 2004, reflecting a $1.68 per tonne increase in margin, offset by a modest 2.9% decrease in grain shipments. Commodity margins per tonne strengthened in the quarter primarily due to a higher proportion of grain handled through the Company's port terminals and improved port terminal margins per tonne, offset by modestly lower merchandising margins per tonne. Added to the improved first quarter results, grain handling gross profit and net revenue from services for the six months ended April 30, 2005 increased to $101.2 million ($20.66 per tonne) from $93.1 million ($19.62 per tonne) last year.

Grain Handling OG&A expenses of $34.9 million for the quarter ended April 30, 2005 decreased by $1.3 million (or 3.5%) from 2004, due to a $1 million non-recurring recovery of property tax expense in Thunder Bay and $1.1 million in provincial capital tax recoveries. Grain Handling OG&A expenses of $73.3 million for the latest six months increased $6.4 million over 2004 largely as a result of non-recurring expense recoveries last year of $4.5 million from property tax reassessments on the Company's port terminals in Thunder Bay and credit expense recoveries of $577,000. Apart from these non-recurring items, the expense increase included $797,000 for vehicle and travel expenses (primarily associated with higher fuel prices), $371,000 in credit expenses (including bad debt provisions), $590,000 on utilities costs related to increased grain drying revenues, $822,000 of risk and insurance costs (primarily related to the Company's integrated insurance program which commenced January 1, 2004), and $439,000 (or 1.2%) in increased payroll and benefit costs.

As a result, EBITDA improved $1.7 million to $27.9 million for the six months to April 30, 2005. Depreciation and amortization expenses of $15.3 million for the six months decreased modestly from $15.9 million last year. Consequently, Grain Handling EBIT of $12.6 million for the six months improved by $2.3 million over 2004.



Livestock Services

Feed sales of $104.9 million ($211 per tonne) for the six months ended April 30, 2005 decreased modestly from sales of $107 million ($241 per tonne) last year, despite increased tonnes sold. As a result of the expanded availability of lower cost feed inputs, average sales prices in the current year declined $30 per tonne from last year. Feed prices tend to fluctuate in response to underlying input costs and accordingly, the profitability of feed manufacturing tends to be more closely correlated to tonnes sold rather than gross sales revenue.

The Company sold 497,000 tonnes of feed and ingredients during the latest six months, an increase of 53,000 tonnes (or 12%) over the 444,000 tonnes sold in the same period ended April 30, 2004. The increase in manufactured feed sold reflects the relative strength of western Canada's hog, poultry and dairy markets, the annualization of operations associated with the purchase of Vertech Feeds Ltd. in February 2004, as well as an increased number of beef cattle on feed.

Livestock Services
For the periods ended April 30 (in thousands)
(Unaudited)

	Second Quarter 2005	Second Quarter 2004	Six Months 2005	Six Months 2004
Gross profit and net revenue from services	**14,402**	11,581	**$ 28,240**	$ 22,175
Operating, general and administrative expenses	**(8,055)**	(8,835)	**(16,822)**	(16,850)
EBITDA	**6,347**	2,746	**11,418**	5,325
Depreciation and amortization	**(1,056)**	(826)	**(2,114)**	(1,639)
EBIT	**$ 5,291**	$ 1,920	**$ 9,304**	$ 3,686
Operating Highlights				
Livestock Services Feed Sales *(tonnes)*	**239**	220	**497**	444
Feed Margin *($ per feed tonne sold)*	**$ 45.76**	$ 43.53	**$ 44.90**	$ 42.86
Gross profit and net revenue from services - non-feed	**$ 3,466**	$ 2,004	**$ 5,926**	$ 3,144

Gross profit from feed tonnes sold of $10.9 million ($45.76 per tonne) for the quarter and $22.3 million ($44.90 per tonne) for the six months improved from $9.6 million ($43.53 per tonne) and $19 million ($42.86 per tonne), respectively, in 2004.

Swine sales of $35.8 million for the latest six months increased by $8.5 million (or 31%) over last year, reflecting continued strength in hog demand and prices in spite of duties imposed by the United States on the import of Canadian hogs prior to April 27, 2005. Gross profit of $3.5 million on swine sales in the six months increased by $2.7 million compared to 2004. Reductions in freight revenue and interest earned (due to expansion of Unifeed Financial) largely offset a $1.3 million improvement from the Company's investment in The Puratone Corporation for the six months.

As a result, Livestock Services gross profit and net revenue from services increased $6.1 million to $28.2 million for the six months ended April 30, 2005.

OG&A expenses for the quarter decreased $780,000, including the accrued recovery of $707,000 in U.S. hog duties as a result of a decision by the International Trade Commission and the U.S. Department of Commerce to suspend any further such duties and refund those paid. Credit expenses decreased for the latest six-month period (as the credit worthiness of the segment's customer base continues to recover and strengthen), offset by a $446,000 increase in payroll costs associated with increased feed manufacturing activity (including costs associated with Vertech Feeds Ltd. which was acquired in February 2004). Consequently, OG&A expenses of $16.8 million for the six months decreased marginally over last year. The six-month depreciation and amortization expense increased $475,000 to $2.1 million – associated with the Company's new replacement feed mill opened near Edmonton in August 2004. As a result of the modest increase in total expenses, EBIT increased by $3.4 million to $5.3 million for the quarter and by $5.6 million to $9.3 million for the six months ended April 30, 2005.



Financial Markets and Other Investments

Financial Markets revenue of $4.3 million from Agricore United Financial ("AU Financial") and Unifeed Financial for the six months ended April 30, 2005 increased $1.3 million over last year, including a $422,000 one-time increase in AU Financial's fees in the quarter. Credit recoveries of $153,000 for the latest six months were $263,000 lower than in the same period in 2004 as the level of receivables retained by the Company continued to decline. The Company mitigated a $1.2 million reduction in earnings from equity investments in Canadian Pool Agencies and Pool Insurance Company by eliminating $1 million in foreign exchange trading losses incurred last year.

Financial Markets and Other Investments

For the periods ended April 30 (in thousands)	*Second Quarter*		*Six Months*	
(Unaudited)	**2005**	2004	**2005**	2004
Gross profit and net revenue from services	**$ 2,163**	$ 599	**$ 4,417**	$ 3,491
Operating, general and administrative expenses	**(1,040)**	(118)	**(2,366)**	(45)
EBITDA	**1,123**	481	**2,051**	3,446
Depreciation and amortization	**(49)**	(20)	**(95)**	(40)
EBIT	**$ 1,074**	$ 461	**$ 1,956**	$ 3,406

OG&A expenses increased $2.3 million for the six months ended April 30, 2005 to $2.4 million, reflecting an increase of $1.6 million related to the timing of indemnity provisions and $578,000 higher credit adjudication costs associated with the introduction of Unifeed Financial and earlier credit adjudication within AU Financial. The Company previously accrued indemnity provisions based on underlying sales but now accrues the cost in relation to outstanding receivables. Although the Company recognized the cost of its indemnity provisions earlier this year, it does not expect the higher cost in the latest six months will result in any significant increase in indemnity provisions over the course of the entire fiscal year.

The increase in OG&A expenses for the six months ended April 30, 2005 more than offset improved revenue, resulting in a $1.4 million reduction in EBITDA to $2.1 million. After modest depreciation and amortization expenses, Financial Markets and Other Investments recorded EBIT of $1.1 million and $2 million for the latest quarter and six-months, respectively.

Corporate Expenses

Corporate OG&A expenses increased $896,000 for the latest quarter, resulting in marginally higher OG&A expenses of $18.8 million for the six months ended April 30, 2005. Increased pension, governance, communication costs and other external services largely offset an $854,000 reduction in rent and property taxes, resulting from the disposition of leased properties in Calgary and Winnipeg in late 2004. A $611,000 reduction in depreciation and amortization expenses for the six months resulted in a $461,000 reduction in total Corporate expenses to $22 million.

Corporate Expenses

For the periods ended April 30 (in thousands)	*Second Quarter*		*Six Months*	
(Unaudited)	**2005**	2004	**2005**	2004
EBITDA	**$ (10,020)**	$ (9,124)	**$ (18,756)**	$ (18,606)
Depreciation and amortization	**(1,470)**	(1,723)	**(3,259)**	(3,870)
EBIT	**$ (11,490)**	$ (10,847)	**$ (22,015)**	$ (22,476)



Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services for the six months increased $23.6 million (15.1%) compared to last year on a pro forma[3] basis due to higher sales of crop inputs and increased grain shipments at improved margins. A change in accounting estimate for CPS implemented on a prospective basis in the first quarter limited the increase in gross profit and net revenue from services for the six months ended April 30, 2005 to $15.3 million.

Selected Consolidated Financial Information
For the periods ended April 30 (in thousands)
(Unaudited)

	Second Quarter		Six Months		Change in Estimate [3]	Pro forma [3]
	2005	2004	**2005**	2004		2004
Gross profit and net revenue from services	**$ 98,558**	$ 83,594	**$ 179,810**	$ 164,466	$ (8,262)	$ 156,204
Operating, general and administrative expenses	**(78,802)**	(80,560)	**(161,514)**	(150,696)	-	(150,696)
EBITDA	**19,756**	3,034	**18,296**	13,770	(8,262)	5,508
Depreciation and amortization	**(15,214)**	(15,769)	**(30,748)**	(31,711)	-	(31,711)
EBIT	**4,542**	(12,735)	**(12,452)**	(17,941)	(8,262)	(26,203)
Gain on disposal of assets	**87**	308	**82**	383	-	383
Interest and securitization expenses	**(13,447)**	(13,993)	**(26,394)**	(28,466)	-	(28,466)
	(8,818)	(26,420)	**(38,764)**	(46,024)	(8,262)	(54,286)
Recovery of income taxes	**3,389**	8,756	**13,851**	14,734	2,974	17,708
Loss for the period	**$ (5,429)**	$ (17,664)	**$ (24,913)**	$ (31,290)	$ (5,288)	$ (36,578)

OG&A expenses for the quarter decreased by $1.8 million (2.2%) to $78.8 million compared to the same period last year. The recovery in the second quarter of about $707,000 in hog duties paid in prior quarters, as well as non-recurring recoveries on both provincial capital taxes and property taxes on port terminal properties in Thunder Bay, accounted for most of the decrease. As a result of $12.6 million higher OG&A expenses in the first quarter, OG&A expenses for the six months increased $10.8 million over last year. The weighted average equivalent full-time ("EFT") staff [4] of 2,792 for the 12 months ended April 30, 2005 increased modestly over 2,788 EFTs at October 31, 2004 and 0.9% over 2,767 EFTs at April 30, 2004.

Depreciation and amortization expenses declined 3% to $30.7 million for the latest six months compared with $31.7 million for the same period in 2004.

The EBIT loss of $12.5 million for the six months ended April 30, 2005 improved by $5.4 million compared to the EBIT loss of $17.9 million for the same period last year. The Company's prospective change in accounting estimate defers the recognition of a portion of CPS gross profit to later quarters. As a result, the EBIT loss for the latest six months would have improved by $13.7 million compared to 2004 had the change been applied to 2004 on a pro forma basis.

Gain on Disposal of Assets

The nominal gain on disposal of assets for the quarter and six months ended April 30, 2005 and the gain on disposal of $383,000 for the same six months last year reflect the disposition of assets in the normal course of business. Proceeds on disposition of assets of $2 million for the latest six-month period was comparable to the proceeds on disposition of assets of $2.5 million in 2004.

Interest and Securitization Expenses

Interest and securitization expenses of $26.4 million for the six months ended April 30, 2005 decreased $2.1 million (or 7.3%) from last year and included $16 million of interest on long-term debt, $4.7 million of interest on the 9% convertible unsecured subordinated debentures (the "Debentures"), $5.8 million on short-term debt, $1.2 million in securitization expenses and other charges net of capitalized interest of $182,000, offset

[3] *See Footnote 2 concerning the inclusion of pro forma adjustments and financial information for the comparative quarter in fiscal 2004.*

[4] *Including staff related to its wholly-owned subsidiaries and joint venture in Cascadia Terminal.*



by $1.1 million in carrying charges recovered from the CWB in respect of grain purchased on its behalf. Interest and securitization expenses of $13.4 million for the latest quarter declined modestly from $14 million last year.

Short-term interest costs for the six months declined $1.1 million from last year as a result of a $69 million reduction in average short-term indebtedness over the six months ended April 30, 2005 compared to the same period in 2004, offset by a modest increase in the cost of short-term borrowing. Capitalized interest related to capital expenditures declined by $424,000 to $182,000 for the six months, associated with a reduction in the number and value of large capital projects undertaken in the current year.

The average value of grain inventory held on behalf of the CWB of $53 million over the six months declined by $6 million (or 10%) compared to the same period last year largely due to year-over-year reductions in the price of CWB grain purchased. A similar reduction in the average value of CWB grain securitized to $49 million was the primary reason for the $168,000 reduction in related securitization expenses. Carrying charges recovered from the CWB in the six months in respect of grain purchased on the CWB's behalf increased $246,000 over 2004.

Income Taxes

The Company's effective tax recovery rate on the pre-tax loss was 35.7% for the six months ended April 30, 2005 (2004 – 32%). The lower tax recovery rate for the prior year mainly reflected the effect of the federal Large Corporation Tax (which effectively levies a flat tax rate on capital employed at the end of the year). The impact of the federal Large Corporation Tax in the current year was substantially offset by a $680,000 one-time recovery of prior year taxes.

As at April 30, 2005, the Company had loss carry-forwards of about $374 million (2004 - $357 million) available to reduce income taxes otherwise payable in future years, with about $168 million (2004 - $184 million) expiring between October 2008 and 2015. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. Accordingly, the Company has not recorded a valuation allowance related to these assets.

Loss for the Period

The $5.4 million loss ($0.13 basic and diluted loss per share) for the quarter ended April 30, 2005 was $12.3 million better than the $17.7 million loss ($0.40 basic and diluted loss per share) in 2004. The loss of $24.9 million ($0.56 basic and diluted loss per share) for the six months ended April 30, 2005 was $6.4 million better than the loss of $31.3 million ($0.70 basic and diluted loss per share) for the same period last year. Per share calculations increase the loss by $552,000 (2004 - $552,000) for the six months, being the *pro rata* cost of the annual preferred share dividend.

If the change in accounting estimate described under "Consolidated Financial Results – Crop Production Services" were applied to 2004 on a pro forma basis, the loss for the comparative six-month period in 2004 would increase by $5.3 million to $36.6 million ($0.82 basic and diluted loss per share).

Selected Quarterly Information

The following affects the comparability of the quarterly summary of financial data:

As outlined under "Consolidated Financial Results – Crop Production Services", the Company implemented a change in accounting estimate in 2005 that increased the first quarter deferral of gross profit from fertilizer sales, offset by increased recognition of gross profits from fertilizer sales in the Company's second and third quarters.



Selected Quarterly Financial Information
For the quarters ended ($millions - except per share amounts)
(Unaudited)

		2005		2004		2003
Sales and revenue from services						
January 31	**$**	**548.1**	$	651.0	$	524.7
April 30		**640.0**		638.1		518.8
July 31				1,146.6		1,030.8
October 31				612.4		653.9
Net income (loss) from continuing operations						
January 31	**$**	**(19.5)**	$	(13.6)	$	(20.5)
April 30		**(5.4)**		(17.7)		(23.9)
July 31				41.8		44.1
October 31				(24.2)		(18.0)
Basic earnings (loss) from continuing operations per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.46)
April 30		**(0.13)**		(0.40)		(0.53)
July 31				0.92		0.97
October 31				(0.54)		(0.40)
Diluted earnings (loss) from continuing operations per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.46)
April 30		**(0.13)**		(0.40)		(0.53)
July 31				0.72		0.75
October 31				(0.54)		(0.40)
Net income (loss)						
January 31	**$**	**(19.5)**	$	(13.6)	$	(20.2)
April 30		**(5.4)**		(17.7)		(22.9)
July 31				41.8		44.0
October 31				(24.2)		(6.4)
Basic earnings (loss) per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.45)
April 30		**(0.13)**		(0.40)		(0.51)
July 31				0.92		0.97
October 31				(0.54)		(0.15)
Diluted earnings (loss) per share						
January 31	**$**	**(0.44)**	$	(0.31)	$	(0.45)
April 30		**(0.13)**		(0.40)		(0.51)
July 31				0.72		0.75
October 31				(0.54)		(0.15)

Other Matters

Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder Archer Daniels Midland Company and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $50.6 million for the six-months ended April 30, 2005 (2004 - $68.3 million) and total purchases from related parties over the same period were $25.6 million (2004 - $29.1 million). At April 30, 2005, accounts receivable from and accounts payable to related parties totaled $2.5 million (2004 - $9.1 million) and $262,000 (2004 - $539,000), respectively.



Accounting Policy Changes

Asset Retirement Obligations

Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company has identified asset retirement obligations related to site restoration for certain property leases. However, these obligations are not material either individually or in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, has determined its previously recognized reclamation obligation qualifies as an ARO and has accounted for it accordingly. Given that the ARO balance approximates the previously established reclamation provision and the retroactive income statement impact to date is not material, the Company has recognized Westco's adoption of Section 3110 prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million, comparable to the previous reclamation provision prior to the adoption of AROs.

Variable Interest Entities

Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities* ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which is not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements. As a result, the adoption of this guideline had no material impact on the Company's consolidated financial statements for the quarter and six months ended April 30, 2005.

Liquidity and Capital Resources

Debt Ratings

On March 11, 2005, Dominion Bond Rating Service Limited ("DBRS") confirmed its January 22, 2004 debt ratings on the Company. Debt ratings on the Company issued by Standard & Poor's ("S&P") remain unchanged since the Company's last quarterly report dated March 10, 2005.

	Senior Long-term Debt	Series 'A' & 'B' Notes	9% convertible unsecured subordinated debentures	Series 'A' Convertible Preferred Shares
Standard & Poor's [1]	BB		B+	na
Dominion Bond Rating Service Limited [2]	BB (low)	B (high)	na	Pfd-5 (high)

[1] As at December 23, 2004

[2] As at March 11, 2005



Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)*
(Unaudited)

	Payments Due by Period				
	Total	Less than 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Long-term Debt	**$ 339,971**	$ 39,305	$ 130,455	$ 38,643	$ 131,568
9% convertible unsecured subordinated debentures	**105,000**	-	105,000	-	-
Reclamation provision	**17,999**	3,596	8,165	2,884	3,354
Other long-term obligations	**5,674**	-	674	-	5,000
	468,644	42,901	244,294	41,527	139,922
Other Contractual Obligations					
Operating leases	**54,191**	15,658	17,883	6,707	13,943
Purchase obligations [1]	**321,370**	287,800	29,737	3,523	310
	375,561	303,458	47,620	10,230	14,253
Total Contractual Obligations	**$ 844,205**	$ 346,359	$ 291,914	$ 51,757	$ 154,175

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

Pension Plan

At April 30, 2005, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to amalgamate two defined benefit plans with an aggregate surplus of $17.2 million and two defined benefit plans with an aggregate deficit of $7.7 million, which would result in the Company having two defined benefit plans. If OSFI were to decline the amalgamation application, the Company may be required to fund the defined benefit plan deficits over a period of five to 15 years. The Company reported a deferred pension asset of $13 million in Other Assets at April 30, 2005. It made $176,000 in cash contributions to the defined benefit plans and $1.3 million in cash contributions to the defined contribution and multi-employer plans for the six months ended April 30, 2005 (compared to the pension expense of $2.8 million recorded in the financial statements).

Agricore United Financial and Unifeed Financial

Outstanding credit of $108.6 million at April 30, 2005, advanced by a Canadian Schedule One chartered bank under AU Financial, increased from outstanding credit of $93.8 million at the same date last year, largely due to increased underlying sales activity. At the same time, credit over 90 days has declined modestly to 4.1% of total outstanding receivables from 4.5% a year earlier. Over 84% of outstanding credit is related to the Company's highest credit rating categories, comparable to 86% the prior year.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule One chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The Company has indemnified the bank for aggregate credit losses of $3.7 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

Securitization Arrangement

As at April 30, 2005, the Company had securitized $56.6 million of amounts it is entitled to receive in respect of CWB grain compared with $65 million at April 30, 2004. About $2.6 million of such receivables remained unsecuritized at April 30, 2005 compared with $3.8 million at April 30, 2004.

Short-term Debt

Member and Employee Loans of $22.5 million outstanding at April 30, 2005 decreased $1.3 million from April 30, 2004 due to maturities and normal course redemptions (including a decrease of $662,000 since October 31, 2004).

Bank loans of $217.4 million at April 30, 2005 were $82.6 million lower than a year earlier as sources of cash exceeded uses. For the twelve months ended April 30, 2005, the Company generated cash flow of $170.1 million comprised of cash flow provided by operations of $54.2 million and a $115.9 million decrease in non-cash working capital (excluding $669,000 of working capital acquired in acquisitions and $2.7 million in reductions in merger provisions). Over the same 12 months, cash used in investing and financing activities of $87.5 million included $39.7 million in net capital expenditures and investments, $33 million in scheduled debt repayments net of advances, $6.6 million dividends paid, $4.4 million in deferred financing and other costs, a $2.7 million increase in cash on deposit and $1.3 million of member and employee loan redemptions offset by $210,000 in share capital issued net of issue costs.

The Company had outstanding letters of credit of $62.7 million at April 30, 2005, a decrease of $29.1 million compared to the prior year related to substituting letter of credit security provided to the CGC with a more cost effective credit insurance program underwritten by a major international insurer. The remaining outstanding letters of credit are issued in support of the Company's grain volume insurance program, debt related to the Company's interest in the Cascadia Terminal, the CGC for various subsidiaries and security for electronic data interchange and other wire payments.

The Company's available uncommitted short-term revolving facility at April 30, 2005 increased by $163.8 million to $197.5 million compared with an uncommitted facility of $33.7 million at the same time last year.

Cash Flow Used in Operations

Cash flow provided by operations of $6.7 million ($0.14 per share) for the quarter ended April 30, 2005 improved $17.6 million from $10.9 million ($0.25 loss per share) used in the same quarter in 2004. Cash flow used in operations of $8.4 million ($0.20 loss per share) for the six months ended April 30, 2005 improved $7.3 million from $15.7 million ($0.36 loss per share) used in the same six-month period last year. Per share calculations add the six-month *pro rata* effect of the preferred share dividend of $552,000 (2004 - $552,000) to cash flow used in operations. The $7.3 million improvement in the six-month cash flow provided by operations results from an increase in EBITDA of $4.5 million, $2.1 million lower interest and securitization expenses, $636,000 higher non-cash compensation expenses , a $352,000 increase in other non-cash expenses and a $490,000 decrease in current income taxes, offset by $829,000 in lower cash equity earnings from investments.

If the change in accounting estimate described under "Consolidated Financial Results – Crop Production Services" were applied to 2004 on a pro forma basis, the cash flow used in operations for the comparative periods would decrease by $2.1 million to $8.8 million ($0.20 loss per share) for the quarter and increase by $8.3 million to $23.9 million ($0.53 loss per share) for the six-months ended April 30, 2004.

Cash flow provided by operations of $54.2 million for the 12 months ended April 30, 2005 exceeded the $39.7 million invested in property, plant, equipment and other assets by $14.5 million. Principal repayments on long-term debt and shareholder dividends totaled $40.2 million over the same twelve-months.



Working Capital

The current ratio at April 30, 2005 was 1.10 to 1, a decline from 1.14 to 1 at the same date last year.

Working capital of $81.2 million at April 30, 2005 was $33.9 million lower than at April 30, 2004, the result of a $112.5 million decrease in non-cash working capital, a $5.6 million increase in the current portion of long-term debt and a $2.4 million decrease in the current portion of future taxes recoverable, offset by an $83.9 million decrease in short-term debt and a $2.7 million increase in cash and cash equivalents.

The $2.7 million increase in cash and cash equivalents compared to the same date last year includes a $1.8 million increase in the Company's consolidated share of cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venturers.

The $112.5 million decrease in non-cash working capital reflects a $47.4 million decrease in accounts receivable (associated with lower grain handling receivables as a result of lower commodity prices and increased financing of livestock services receivables under Unifeed Financial), a $1.2 million decrease in prepaid expenses and a $76.2 million increase in accounts payable (including $36.6 million higher supplier trade accounts consistent with higher inventory levels as well as $23.7 million increase in customer deposits related to deferred sales revenue), offset by a $12.3 million increase in inventories. Seed inventories increased by $10.8 million (reflecting higher stocks in store to meet higher levels of pre-season sales), crop nutrition inventories by $12 million (from higher purchase costs and increased stocks in store in expectation of higher spring sales) and crop protection supplies by $20.9 million (associated with advanced timing of purchases), offset by $28.8 million in reduced non-CWB grain inventories (primarily a result of lower grain prices) and a reduction in other inventory of $2.6 million (including a $1.2 million reduction in feed inventories due to improved feed sales).

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $23.1 million for the six months ended April 30, 2005 increased $7.8 million over the same period last year. Individually large capital expenditures include $4.9 million for the expansion of the Carman Bean Plant, $3.6 million for thirteen fertilizer storage upgrade projects, $3.4 million for replacement of air filtration systems in Thunder Bay terminals and $1.9 million for four strategic grain storage expansion projects. The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in capital expenditures in fiscal 2005.

Leverage

The Company's total funded debt (excluding the Debentures), net of cash, of $529 million at April 30, 2005 decreased $119.6 million compared to the same date last year due to cash flow provided by operations and the reduction in non-cash working capital noted above.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest point at July 31, representing the Company's core non-seasonal level of working capital. Measured on a weighted average trailing twelve-month basis, the Company's leverage ratio improved to 43.2% for the period ended April 30, 2005 from 46.3% and 45.3% for the twelve months ended April 30, 2004 and October 31, 2004, respectively.

The Company's ratio of net funded debt to net tangible assets at April 30, 2005 was 53.3% (2004 – 57.4%).



Market Capitalization

The market capitalization of the Company's 45,351,169 issued and outstanding Limited Voting Common Shares at June 6, 2005 was $363.3 million or $8.01 per share compared with the Company's book value of $9.75 per share[5] ($9.23 per share fully diluted) at April 30, 2005. The issued and outstanding Limited Voting Common Shares at June 6, 2005, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at June 6, 2005 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	45,351,169
Securities convertible into Limited Voting Common Shares:	
$105,000,000 - 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,369
Stock Options	894,205
	61,349,743

Outlook

The pace of crop input sales across western Canada continued to accelerate following April 30, 2005. Crop nutrient sales of $347.6 million to May 31, 2005 compared to $276.7 million to May 31, 2004. Seed sales of $90.6 million to May 31, 2005 exceeded 2004 levels by $9.7 million (or 12%). The sale of crop protection products typically peak in June with the emergence of weeds. The Company expects to see continued strong performance from CPS in the third quarter consistent with the seasonal nature of this segment as outlined in Note 3 to the Consolidated Financial Statements since 70% to 75% of the Company's annual CPS sales occur in the quarter ending July 31.

Precipitation from September 1, 2004 to May 25, 2005 has been average to above average across most of the arable land in western Canada compared with the same period last year – and in parts of northwestern Saskatchewan and southwestern Manitoba, precipitation is in the 90th percentile compared to the historical distribution. Consistent with the prior year, southern Alberta's precipitation levels have been generally about 60% to 85% of average. Moisture levels across the prairies have not deteriorated since the release of the Company's first quarter report dated March 10, 2005.

The Company's shipments of CWB grain in the six months ended April 30, 2005 were lower than anticipated and lower than the same period in the 2001 benchmark year – the year prior to the effects of the 2001 and 2002 droughts. As noted in the first quarter, grain shipments through the balance of fiscal 2005 remain dependent upon several key drivers, namely: producer decisions to deliver their 2004 crop and the timing of those decisions; timely and effective execution by the railways of grain movement to port terminals and other North American destinations over the next few months; and the execution of the CWB marketing program which is also tied to producer decisions on grain delivery. These factors are further complicated by the possibility of concentrated deliveries by producers during the summer and early fall that could strain the grain handling and railway industries' ability to execute purchase and delivery to end-use customers.

[5] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, executive stock options and the Debentures had been fully converted.*



Agriculture and Agrifood Canada ("AAFC") estimated total production of 51.1 million tonnes of the six major grains from the 2004 growing season. Over the 10 years ended July 31, 2002 (including the effects of the 2001 drought but excluding the effects of the unusual 2002 drought), an average of about 67% of total production was delivered into the primary elevator system operated by licenced grain handlers. Based on these averages, the primary elevator network would expect to take delivery of about 34 million tonnes of the 2004 crop for shipment in 2005. Since industry grain shipments of 14.2 million tonnes over the most recent six months represent only 42% of the estimated 34 million tonnes of the 2004 crop to be received, there remains a reasonable expectation for higher future receipts and shipments, without considering the effect of the 2005 crop or the possibility of higher inventory carry-out levels.

Canadian livestock and poultry producers continue to benefit from reduced feed costs due to large feed grain supplies in western Canada. The Company does not expect a material downturn in manufactured feed volumes compared to recent months, apart from normal seasonal fluctuations, despite continued import trade restrictions imposed by the United States on Canadian live cattle. A flattening of the commodity price component in feed may place pressure on industry feed margins which may in turn contribute to further rationalization among existing feed manufacturers.

The Company processed $963 million of AU Financial credit applications for the 2005 growing season, compared to $915 million last year, of which $282 million in credit had been drawn as at May 31, 2005 (2004 - $247 million). Overall credit ratings underlying AU Financial's approved credit have also improved. Unifeed Financial has approved $40.3 million (2004 - $20.2 million) in credit applications of which $19 million (2004 - $4.2 million) was drawn at May 31, 2005.

The Company's available uncommitted short-term revolving credit facility at June 1, 2005 was $187.7 million (on a $300 million credit facility) compared to $186 million (on a $375 million credit facility) at June 1, 2004. In May 2005, the Company added an additional Schedule One Canadian chartered bank, Sumitomo Mitsui Banking Corporation of Canada ("SMBC"), to its banking syndicate. SMBC joins The Bank of Nova Scotia, HSBC Bank Canada, Rabobank International, Canadian Imperial Bank of Commerce, Bank of Montreal, National Bank of Canada and Royal Bank of Canada as a participant in the Company's revolving credit facility and syndicated term loan.

The Company signed an agreement with a third party on May 6, 2005 to sell its former United Grain Growers Limited Vancouver grain terminal pursuant to a consent agreement with the Commissioner of Competition. The proceeds of such a sale may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The sale is expected to close on August 1, 2005, subject to certain closing conditions and regulatory approval, and is not expected to have a material impact on the Company's results for the fourth quarter. The Company intends to consolidate its Vancouver grain handling operations through two other terminals in which it has an interest and as a result, the sale is not expected to materially impact on the Company's results from future continuing operations.

Additional Information

Additional information relating to the Company, including the Company's 2004 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.



Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, labour disruptions, credit risk and foreign exchange risk. For a more detailed discussion of these risks and their potential impact, see the Company's 2004 AIF and the MD&A included on pages 18 to 33 of its 2004 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Consolidated Balance Sheets

As at April 30 (in thousands) *(Unaudited)*	**2005**	2004	October 31, 2004
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 50,792**	$ 48,058	$ 50,214
Accounts receivable (Note 6)	**173,956**	221,333	185,232
Inventories	**659,503**	647,238	383,914
Prepaid expenses	**20,551**	21,764	19,888
Future income taxes	**3,377**	4,894	6,801
	908,179	943,287	646,049
Property, Plant and Equipment	**660,115**	675,453	664,396
Other Assets	**51,227**	63,131	53,456
Goodwill	**28,905**	27,980	28,903
Intangible Assets	**16,500**	16,502	16,502
Future Income Taxes	**62,997**	52,959	40,316
	$ 1,727,923	$ 1,779,312	$ 1,449,622
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 7)	**$ 239,868**	$ 323,723	$ 132,121
Accounts payable and accrued expenses	**543,187**	467,007	326,706
Dividends payable	**1,360**	1,359	2,464
Current portion of long-term debt	**39,305**	33,663	39,189
Future income taxes	**3,274**	2,436	345
	826,994	828,188	500,825
Long-term Debt	**300,666**	339,314	322,065
Convertible Debentures	**105,000**	105,000	105,000
Other Long-term Liabilities	**35,843**	36,256	35,814
Future Income Taxes	**6,778**	4,975	6,527
Shareholders' Equity			
Share capital (Note 8)	**460,129**	459,894	459,957
Contributed surplus	**1,593**	1,044	1,044
Retained earnings (deficit)	**(9,080)**	4,641	18,390
	452,642	465,579	479,391
	$ 1,727,923	$ 1,779,312	$ 1,449,622



Consolidated Statements of Earnings and Retained Earnings

For the periods ended April 30 (in thousands, except per share amounts) *(Unaudited)*	*Second Quarter* **2005**	2004	*Six Months* **2005**	2004
Sales and revenue from services (Note 4)	**$ 639,990**	$ 638,125	**$ 1,188,100**	$ 1,289,108
Gross profit and net revenue from services (Note 4)	**98,558**	83,594	**179,810**	164,466
Operating, general and administrative expenses (Note 4)	**(78,802)**	(80,560)	**(161,514)**	(150,696)
Earnings before the undernoted (Note 4)	**19,756**	3,034	**18,296**	13,770
Depreciation and amortization (Note 4)	**(15,214)**	(15,769)	**(30,748)**	(31,711)
	4,542	(12,735)	**(12,452)**	(17,941)
Gain on disposal of assets	**87**	308	**82**	383
Interest and securitization expenses	**(13,447)**	(13,993)	**(26,394)**	(28,466)
	(8,818)	(26,420)	**(38,764)**	(46,024)
Recovery of income taxes	**3,389**	8,756	**13,851**	14,734
Loss for the period	**(5,429)**	(17,664)	**(24,913)**	(31,290)
Retained earnings (deficit), beginning of period	**(2,292)**	23,663	**18,390**	38,648
Dividends	**(1,359)**	(1,358)	**(2,557)**	(2,717)
Retained earnings (deficit), end of period	**$ (9,080)**	$ 4,641	**$ (9,080)**	$ 4,641
Basic and diluted loss per share (Note 1)	**$ (0.13)**	$ (0.40)	**$ (0.56)**	$ (0.70)



Consolidated Statements of Cash Flows

For the periods ended April 30 (in thousands)	*Second Quarter*		*Six Months*	
(Unaudited)	**2005**	2004	**2005**	2004
CASH FLOWS FROM OPERATING ACTIVITIES:				
Loss for the period	**$ (5,429)**	$ (17,664)	**$ (24,913)**	$ (31,290)
Adjustments for:				
Depreciation and amortization	**15,214**	15,769	**30,748**	31,711
Employee future benefits	**833**	393	**1,622**	1,133
Future income taxes	**(3,737)**	(9,806)	**(16,077)**	(17,450)
Equity loss (earnings) from investments, net of distributions	**(451)**	932	**(849)**	(20)
Stock-based compensation	**430**	402	**549**	402
Gain on disposal of assets	**(87)**	(308)	**(82)**	(383)
Other long-term liabilities	**(91)**	(607)	**565**	213
Cash flow provided by (used in) operations	**6,682**	(10,889)	**(8,437)**	(15,684)
Changes in non-cash working capital	**(44,648)**	(61,128)	**(48,333)**	(96,739)
	(37,966)	(72,017)	**(56,770)**	(112,423)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired	**-**	(4,734)	**-**	(4,734)
Property, plant and equipment expenditures	**(12,382)**	(6,934)	**(23,075)**	(15,305)
Proceeds from disposal of property, plant and equipment	**613**	1,590	**2,028**	2,457
Decrease (increase) in other assets	**(2,912)**	2,355	**(2,912)**	(1,982)
	(14,681)	(7,723)	**(23,959)**	(19,564)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase in bank and other loans	**49,717**	85,070	**107,747**	147,296
Proceeds from long-term debt	**374**	-	**675**	-
Long-term debt repayments	**(7,463)**	(4,651)	**(21,958)**	(15,022)
Deferred financing expenditures	**(596)**	(850)	**(596)**	(1,124)
Increase (decrease) in other liabilities	**(886)**	71	**(910)**	(342)
Share capital issued (redeemed)	**80**	(203)	**172**	(180)
Share issue costs	**-**	(680)	**-**	(680)
Dividends	**(1,359)**	(1,358)	**(3,823)**	(3,822)
	39,867	77,399	**81,307**	126,126
CHANGE IN CASH AND CASH EQUIVALENTS	**(12,780)**	(2,341)	**578**	(5,861)
Cash and cash equivalents at beginning of period	**63,572**	50,399	**50,214**	53,919
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 50,792**	$ 48,058	**$ 50,792**	$ 48,058
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (11,881)**	$ (13,202)	**$ (26,295)**	$ (28,886)
Cash payments of taxes	**$ (2,156)**	$ (2,255)	**$ (5,702)**	$ (4,906)



Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Six months ended April 30		2005			2004	
(in thousands, except per share amounts - unaudited)	Loss	Shares	Per Share	Loss	Shares	Per Share
Loss for the period	$ (24,913)			$ (31,290)		
Less:						
Preferred share dividend	(552)			(552)		
Basic & diluted loss per share	$ (25,465)	45,331	$ (0.56)	$ (31,842)	45,244	$ (0.70)

Second quarter ended April 30		2005			2004	
(in thousands, except per share amounts - unaudited)	Loss	Shares	Per Share	Loss	Shares	Per Share
Loss for the period	$ (5,429)			$ (17,664)		
Less:						
Preferred share dividend	(276)			(276)		
Basic & diluted loss per share	$ (5,705)	45,337	$ (0.13)	$ (17,940)	45,174	$ (0.40)

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings per share for the quarter and six months ended April 30, 2005 and 2004 as the result would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2004 annual consolidated financial statements except as described in Note 10. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2004.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.



4. Segment Information

For the periods ended April 30 (in thousands) *(Unaudited)*	*Second Quarter* **2005**	2004	*Six Months* **2005**	2004
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 447,679**	$ 472,429	**$ 858,424**	$ 1,005,011
Crop Production Services	**124,812**	102,996	**197,633**	163,505
Livestock Services	**71,013**	70,157	**140,848**	132,861
Financial Markets & Other Investments	**2,163**	599	**4,417**	3,491
	645,667	646,181	**1,201,322**	1,304,868
Less: Intersegment Sales*	**(5,677)**	(8,056)	**(13,222)**	(15,760)
	$ 639,990	$ 638,125	**$ 1,188,100**	$ 1,289,108
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 49,300**	$ 46,601	**$ 101,192**	$ 93,060
Crop Production Services	**32,693**	24,813	**45,961**	45,740
Livestock Services	**14,402**	11,581	**28,240**	22,175
Financial Markets & Other Investments	**2,163**	599	**4,417**	3,491
	$ 98,558	$ 83,594	**$ 179,810**	$ 164,466
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling	**$ (34,876)**	$ (36,142)	**$ (73,307)**	$ (66,891)
Crop Production Services	**(24,811)**	(26,341)	**(50,263)**	(48,304)
Livestock Services	**(8,055)**	(8,835)	**(16,822)**	(16,850)
Financial Markets & Other Investments	**(1,040)**	(118)	**(2,366)**	(45)
Corporate	**(10,020)**	(9,124)	**(18,756)**	(18,606)
	$ (78,802)	$ (80,560)	**$ (161,514)**	$ (150,696)
EBITDA				
Grain Handling	**$ 14,424**	$ 10,459	**$ 27,885**	$ 26,169
Crop Production Services	**7,882**	(1,528)	**(4,302)**	(2,564)
Livestock Services	**6,347**	2,746	**11,418**	5,325
Financial Markets & Other Investments	**1,123**	481	**2,051**	3,446
Corporate	**(10,020)**	(9,124)	**(18,756)**	(18,606)
	$ 19,756	$ 3,034	**$ 18,296**	$ 13,770
DEPRECIATION AND AMORTIZATION				
Grain Handling	**$ (7,539)**	$ (7,969)	**$ (15,314)**	$ (15,941)
Crop Production Services	**(5,100)**	(5,231)	**(9,966)**	(10,221)
Livestock Services	**(1,056)**	(826)	**(2,114)**	(1,639)
Financial Markets & Other Investments	**(49)**	(20)	**(95)**	(40)
Corporate	**(1,470)**	(1,723)	**(3,259)**	(3,870)
	$ (15,214)	$ (15,769)	**$ (30,748)**	$ (31,711)
EBIT				
Grain Handling	**$ 6,885**	$ 2,490	**$ 12,571**	$ 10,228
Crop Production Services	**2,782**	(6,759)	**(14,268)**	(12,785)
Livestock Services	**5,291**	1,920	**9,304**	3,686
Financial Markets & Other Investments	**1,074**	461	**1,956**	3,406
Corporate	**(11,490)**	(10,847)	**(22,015)**	(22,476)
	$ 4,542	$ (12,735)	**$ (12,452)**	$ (17,941)
*INTERSEGMENT SALES				
Grain Handling	**$ (5,669)**	$ (8,056)	**$ (13,214)**	$ (15,732)
Crop Production Services	**(8)**	-	**(8)**	(28)
	$ (5,677)	$ (8,056)	**$ (13,222)**	$ (15,760)



5. Change in Accounting Estimate

In accordance with its existing accounting policy, the Company defers the recognition of gross profit from inter-company sales until product is sold to a third party. During 2005, the Company modified its method of estimating deferred gross profits on fertilizer products sold by its subsidiary, Western Cooperative Fertilizers Limited ("Westco"), to the Company and still held by the Company pending sale to third parties to more accurately reflect the amount of gross profit deferred and the timing of when the gross profit is realized. As a result, the amount of gross profit deferred for the quarter ended April 30, 2005 decreased by $5.3 million to $9 million. Since the sale of fertilizer to third parties is substantively completed by the Company's third quarter ending July 31 following the spring sales season, the effect of the change in estimate is to decrease the recognition of gross profit in the first quarter and increase the recognition in the Company's second and third quarters.

6. Securitization

At April 30, 2005, grain held for the account of the CWB is reported net of securitized amounts of $56.6 million (2004 - $65 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at April 30, 2005 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	53,900
Proceeds from collections reinvested	$	2,683

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

7. Bank and Other Loans

On March 11, 2005, the Company replaced its $375 million revolving facility, which matured February 28, 2005, with a renewed facility which was revised to provide seasonal limits of $475 million between January 1st and May 31st, $300 million between June 1st and August 31st, and $425 million between September 1st and December 31st. Apart from the seasonal limit changes and the addition of a Canadian Schedule One chartered bank to the banking syndicate, the financial terms and underlying security are consistent with those described in Note 8 of the October 31, 2004 annual consolidated financial statements.



8. Share Capital

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at April 30 *(Unaudited)*	**2005**	2004
Issued and outstanding Limited Voting Common Shares	**45,337,418**	45,296,636
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,790
Stock options	**894,205**	734,231
	61,335,992	61,135,657

As at April 30, 2005, the Company had reserved a further 341,428 Limited Voting Common Shares (April 30, 2004 – 301,402) for granting under the Executive Stock Option Plan and 108,359 Limited Voting Common Shares (April 30, 2004 – 28,012) for granting under the Directors Share Compensation Plan.

At its Annual General Meeting on February 9, 2005, the Company's shareholders approved a resolution increasing the number of Limited Voting Common Shares available for granting under the Executive Stock Option Plan by 200,000 shares and a resolution increasing the number of Limited Voting Common Shares available for granting under the Directors Share Compensation Plan by 100,000 shares.

Stock options outstanding at April 30, 2005 have a range of exercise prices from $7.64 to $11.50 and a weighted average life of 6.82 years.

For the six months ended April 30, 2005 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	732,045	$ 9.96
Granted	165,000	7.64
Forfeited	(2,840)	9.70
Outstanding at end of period	894,205	$ 9.53
Exercisable at end of period	587,766	$ 9.97

9. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from October 2005 to August 2006. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at April 30, 2005, the outstanding banking letters of credit were $62.7 million (2004 - $91.8 million).

In April 2005, the Company entered into a new credit insurance program underwritten by a major international insurer, replacing $34.4 million in letter of credit security previously provided to the Canadian Grain Commission.



b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a Canadian Schedule One chartered bank (as described in note 4 of the October 31, 2004 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at April 30, 2005, the Company provided $3.2 million (2004 - $700,000) for actual and expected future losses.

Under the terms of an agreement with a Canadian Schedule One chartered bank, the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, depending on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at April 30, 2005, the Company provided $162,000 (2004 - $20,000) for actual and expected future losses.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at April 30, 2005, the current outstanding balance of these guarantees was $4 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

On February 8, 2005, the Company issued an unsecured guarantee in support of financing provided to a wholly-owned foreign subsidiary for a maximum of 2 billion Yen or approximately $24 million.

10. Accounting Policy Changes

a) ***Asset Retirement Obligations*** – Effective November 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations ("AROs"). The Company identified asset retirement obligations related to site restoration for certain property leases, however, these obligations are not material individually and in aggregate and, as such, a liability for AROs has not been recognized. The majority of these obligations were provided for under existing merger-related provisions and are expected to be settled within the next five years.

Westco, a joint venture of the Company, has determined its previously recognized reclamation obligation (described in Note 11 to the 2004 annual financial statements) qualifies as an ARO and has accounted for it accordingly. Given the ARO balance approximates the previously established reclamation provision and that the retroactive income statement impact to date is insignificant, the Company has recognized Westco's adoption of AROs prospectively without a restatement of opening retained earnings. As at November 1, 2004, the Company's proportionate share of Westco's ARO balance, which represents the discounted future value of the estimated cash flows required to settle the obligation, was $18.3 million (previous reclamation provision recognized by the Company as of the same date was $18.1 million). As of April 30, 2005, the Company's proportionate share of the estimated undiscounted inflation-adjusted cash flows required to settle the obligation is $19.9 million, which is expected to be settled between 2005 and 2014. The total accretion expense included in the Company's latest six months is $565,000.

b) ***Variable Interest Entities*** – Effective November 1, 2004, the Company adopted CICA Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities* ("VIE"). A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of these rules to specific situations is complex and the interpretation of the rules is evolving. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment of the entities in which it has contractual and other interests, the Company has concluded that these entities are either not VIEs or the adoption of AcG-15 did not result in a material change to the consolidated financial statements.



11. Subsequent Event

The Company signed an agreement with a third party on May 6, 2005 to sell its former United Grain Growers Limited Vancouver grain terminal pursuant to a consent agreement with the Commissioner of Competition. The proceeds of such a sale may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The sale is expected to close on August 1, 2005, subject to certain closing conditions and regulatory approval, and is not expected to have a material impact on the Company's results for the fourth quarter. The Company intends to consolidate its Vancouver grain handling operations through two other terminals in which it has an interest and as a result, the sale is not expected to materially impact on the Company's results from future continuing operations.

12. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended April 30	*Second Quarter*		*Six Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2005**	2004	**2005**	2004
Limited Voting Common Shares *(Symbol: AU.LV)*				
High	**$ 9.25**	$ 9.75	**$ 9.25**	$ 9.99
Low	**$ 8.11**	$ 7.50	**$ 7.50**	$ 7.50
Close	**$ 8.22**	$ 7.93	**$ 8.22**	$ 7.93
Volume	**1,343,222**	4,777,846	**3,008,304**	10,004,919
Series "A" Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 15.70**	$ 15.90	**$ 15.70**	$ 15.90
Low	**$ 14.55**	$ 14.60	**$ 14.30**	$ 13.80
Close	**$ 15.50**	$ 15.50	**$ 15.50**	$ 15.50
Volume	**16,415**	17,476	**48,598**	28,645
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 126.50**	$ 145.00	**$ 130.00**	$ 147.00
Low (per $100 principal)	**$ 112.00**	$ 120.00	**$ 112.00**	$ 120.00
Close (per $100 principal)	**$ 112.50**	$ 130.00	**$ 112.50**	$ 130.00
Volume	**$ 239,000**	$ 5,936,000	**$ 3,560,000**	$ 10,533,000

As at April 30 *(Unaudited)*		
Book value per share	**$ 9.75**	$ 10.03
Fully diluted book value per share	**$ 9.23**	$ 9.45

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" Preferred Shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" preferred Shares, executive stock options and the Debentures had been fully converted.



AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

June 9, 2005 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on August 15, 2005 to shareholders of record at the close of business on July 15, 2005.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
192
SECTION

Form 52-109F2 – Certification of Interim Filings

I, Brian Hayward, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: June 9, 2005

"Brian Hayward"
Brian Hayward
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Peter G. M. Cox, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: June 9, 2005

"Peter G. M. Cox"
Peter G. M. Cox
Chief Financial Officer